Exhibit 99.10

January 16, 2006

Canetic Resources Trust

1900, 255 - 5th Avenue S.W.

Calgary, Alberta  T2P 3G6

Canada

Dear Sirs:

Re:                             Registration Statement on Form 40-F

We hereby consent to the reference to our firm name under the heading “The Arrangement–Canadian Federal Income Tax Considerations” in the Joint Information Circular and Proxy Statement, dated November 18, 2005, filed as part of the Registration Statement on Form 40-F of Canetic Resources Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended.  In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

“Burnet, Duckworth & Palmer LLP”

1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com

Frank L. Burnet Q. C.(1890-1982) Thomas J. Duckworth Q.C., Counsel The Hon.W. Kenneth Moore, Q.C., LL.D, Counsel